Filed Pursuant to Rule 424(b)(3)
File No.: 333-182401

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 3 DATED OCTOBER 2, 2015
TO THE PROSPECTUS DATED JUNE 28, 2012

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated June 28, 2012 (the “Prospectus”). This Supplement supercedes and replaces Supplement No. 2, dated December 17, 2014. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	to update information regarding the price at which we will issue shares in this offering and redeem shares under our share redemption program;

B.	to update disclosure in the “Risk Factors” section of the Prospectus; and

C.	to update disclosure in the “Terms and Conditions of the Dividend Reinvestment Plan” section of the Prospectus.

A. Updates to Share Price of Dividend Reinvestment Plan Shares and Price at Which Shares May be Redeemed

In November 2013, to assist broker-dealers that in meeting their customer account statement reporting obligations under National Association of Securities Dealers Rule 2340, our board of directors established an estimated per share net asset value, or NAV, of $6.40. Similarly, in December 2014 and September 16, 2015, our board of directors established an estimated per share NAV of $6.50 and $6.65, respectively. The new estimated per share NAV was determined utilizing the guidelines established by Investment Program Association Practice Guideline 2013-01 – “Valuation of Publicly Registered, Non-Listed REITs” issued April 29, 2013. See Section C of this Supplement for a description of how the new estimated per share NAV was determined.

As a result of this new estimated per share NAV, participants in our dividend reinvestment plan will acquire shares at a fixed price of $6.65 per share beginning with distributions declared for the third quarter of 2015, which were paid on October 1, 2015. Additionally, the ordinary share redemption price under our share redemption program will continue to be $5.45 per share. Beginning with any eligible redemption requests made during the fourth quarter of 2015, which are to be aggregated and redeemed on January 1, 2016, any shares that are redeemed pursuant to eligible redemption requests in connection with the death or disability of a stockholder will be redeemed at the new estimated per share NAV of $6.65. The redemption price was determined by the Company’s board of directors in its sole discretion.

As a result of this update to the per share price of shares offered under our dividend reinvestment plan, the Prospectus is amended as follows:

1. Cover Page Changes. The following change is made to the cover page of the Prospectus:

•	In the first sentence of the second bulleted paragraph, “$7.78” is deleted and replaced with “$6.65.”

2. Prospectus Summary Changes. The following change is made to the “Prospectus Summary” section of the Prospectus:

•	In the first sentence of the first paragraph under the caption “Terms of the Offering” on page 1 of the Prospectus, “$7.78” is deleted and replaced with “$6.65.”

3. Please see Section C of this Supplement for the changes made to the “Terms and Conditions of the Dividend Reinvestment Plan” section of the Prospectus.

B. Updates to the Risk Factors Section of the Prospectus

The disclosure under the heading “Risk Factors” is hereby deleted in its entirety and replaced with the following:

Investing in our securities involves a high degree of risk. We have included more detailed descriptions of these risks and uncertainties and other risks and uncertainties applicable to our business in “Risk Factors” included under Item 1A. of our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q filed subsequent to our most recent Annual Report on Form 10-K, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are incorporated by reference into this prospectus. We have also described additional risks below. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement.

The offering price of our shares may not accurately represent the current value of our assets at any particular time and the actual value of your investment may be substantially less than what you pay.

The offering price for shares of our common stock is based on the estimated NAV per share determined by our board of directors, as described below under “Terms and Conditions of the Dividend Reinvestment Plan — Purchases.” The estimated value per share was calculated as of a moment in time, and the value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets. Therefore, the actual value of your investment may be substantially less than what you pay for shares of our common stock. Our offering price is not indicative of either the price at which our shares would trade if they were listed on an exchange or actively traded by brokers or of the proceeds that you would receive if we were liquidated or dissolved.

Because we are conducting an ongoing offering pursuant to the Plan, we are providing information about our net tangible book value per share. As of June 30, 2015, our net tangible book value per share was $4.91, which is less than the offering price for shares of our common stock. Net tangible book value is a rough approximation of value calculated simply as total book value of assets minus total liabilities (all of which are adjusted for noncontrolling interests). It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the Company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) accumulated depreciation and amortization of real estate investments, (ii) the funding of distributions from sources other than our cash flow from operations, (iii) the substantial fees paid in connection with our three prior public offerings, such as selling commissions and marketing fees, all or a portion of which were re-allowed by our dealer manager to participating broker dealers and (iv) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments.

C. Updates to the Terms and Conditions of the Dividend Reinvestment Plan Section of the Prospectus

1. The disclosure on page 6 of the Prospectus under the caption “Price of Shares of Common Stock” is hereby deleted in its entirety and replaced with the following:

Price of Shares of Common Stock. The price of shares of common stock purchased by the reinvestment agent under the Plan directly from us for distribution reinvestments will be determined by our board of directors and may change from time to time. Our board of directors has determined that the offering price for the Plan is $6.65 per share. Our shares are not publicly traded and there is no established public trading market for the shares on which to base market value. Investors are cautioned that common stock not publicly traded is generally considered illiquid and the offering price per share under the Plan may not be realized when an investor seeks to liquidate his or her common stock or if we were to liquidate our assets.

The offering price per share for the Plan is equal to the estimated per share net asset value, or NAV, per share that was determined by our board of directors on September 16, 2015. Our board of directors previously established an estimated per share NAV of $6.50 in December 2014, $6.40 in November 2013, and $7.61 in November 2012. In March 2013, our board of directors established a revised estimated per share NAV of $6.75 to account for special distributions declared to our stockholders of $0.86 per share. The estimated per share NAV of $6.65 was determined utilizing the guidelines established by Investment Program Association Practice Guideline 2013-01 – “Valuation of Publicly Registered, Non-Listed REITs” issued April 29, 2013. See below for a description of how the new estimated per share NAV was determined. It is currently anticipated that the estimated per share NAV will next be calculated no later than September 2016. As a result of this new estimated per share NAV, participants in the Plan will acquire shares at a fixed price of $6.65 per share beginning with distributions declared for the third quarter of 2015, which were paid on October 1, 2015. Our ordinary share redemption price will continue to be $5.45 per share. Beginning with any eligible redemption requests made during the fourth quarter of 2015, which, if redeemed, will be aggregated and redeemed on January 1, 2016, any shares that are redeemed pursuant to eligible redemption requests in connection with the death or disability of a stockholder will be redeemed at the new estimated per share NAV of $6.65.

We engaged Cushman Wakefield, Inc., or Cushman, and CBRE Group, Inc., or CBRE, independent third-party real estate advisory and consulting services firms, to provide, or cause their subsidiaries to provide, appraised values of our real estate investments as of June 30, 2015. These appraisals were performed in accordance with the Appraisal Foundation’s Uniform Standards of Professional Appraisal Practice. Cushman and CBRE have extensive experience in conducting appraisals and valuations on real properties and each of the appraisals was prepared by personnel who are members of the Appraisal Institute and have the MAI designation. Additionally, we engaged Jones Lang LaSalle, or JLL, an independent third-party real estate advisory and consulting services firm, to provide values of our debt obligations as of June 30, 2015.

Our board of directors determined the estimated per share NAV by (i) utilizing the appraised values of our real estate property investments, net of estimated costs associated with the potential execution of a liquidity event, and adding our other assets comprised of cash, restricted cash, tenant and other receivables, distribution receivable and other assets less other liabilities which includes accounts payable and accrued expenses, due to affiliates, other liabilities and distributions payable, (ii) subtracting the values of our debt obligations, as well as amounts related to noncontrolling interests, and (iii) dividing the total by 223 million common shares outstanding, resulting in an estimated per share NAV of $6.65. As described above, the appraised values of our real estate property investments and the values of our debt obligations were determined as of June 30, 2015. The values of the other tangible assets and liabilities described above were determined based on their cost as of June 30, 2015 and included certain pro forma adjustments primarily related to: (i) the issuance of additional shares of our common stock through our dividend reinvestment plan on July 1, 2015, (ii) shares redeemed pursuant to our share redemption plan on July 1, 2015; and (iii) and debt prepayment penalties. Other than those adjustments described above, we did not make additional adjustments related to our actual or anticipated operations for the period from July 1, 2015 through September 30, 2015. Additionally, the calculation of the estimated per share NAV excluded certain items on our unaudited balance sheet that were determined to have no future value or economic impact on the valuation. Examples of such items include receivables related to straight-line rental revenue, deferred leasing costs and deferred financing costs. Other items were excluded because they were already considered elsewhere in the valuation. Examples of such items include intangible lease assets and liabilities related to our real estate property investments, costs incurred for capital expenditures that were considered in the appraised values of our real estate property investments and the fair values of interest rate swaps, as they were considered in the valuation of our debt.

As with any valuation methodology, the methodology used to determine the estimated per share NAV was based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive an estimated per share NAV that could be significantly different from the estimated per share NAV determined by our board of directors. For example, assuming all other factors remained unchanged, an increase in the average discount rate of 25 basis points would yield a decrease in the appraised values of our real estate investments of 2.0%, while a decrease in the average discount rate of 25 basis points would yield an increase in the appraised values of our real estate investments of 2.0%. Likewise, an increase in the average exit capitalization rate of 25 basis points would yield a decrease in the appraised values of our real estate investments of 2.4%, while a decrease in the average exit capitalization rate of 25 basis points would yield an increase in the appraised values of our real estate investments of 2.5%.

The estimated per share NAV determined by our board of directors does not represent the fair value of our assets less liabilities in accordance with U.S. generally accepted accounting principles, and such estimated per share NAV is not a representation, warranty or guarantee that (i) a stockholder would be able to realize the estimated share value if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to the estimated per share NAV upon our liquidation or sale; (iii) shares of our common stock would trade at the estimated per share NAV on a national securities exchange; (iv) a third party would offer the estimated per share NAV in an arm’s-length transaction to purchase all or substantially all of our shares of common stock; or (v) the methodologies used to estimate the value per share would be acceptable to FINRA. In addition, we can make no claim as to whether the estimated value will or will not satisfy the applicable annual valuation requirements under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Internal Revenue Code of 1986, as amended, or the Code, with respect to employee benefit plans subject to ERISA and other retirement plans or accounts subject to Section 4975 of the Code that are investing in our shares.

Further, the estimated per share NAV was calculated as of a moment in time, and, although the value of our common shares will fluctuate over time as a result of, among other things, developments related to individual assets, changes in the real estate and capital markets, sales of assets, the distribution of sales proceeds to our stockholders and changes in corporate policies such as our distribution level relative to earnings, we do not undertake to update the estimated per share NAV on a regular basis. As a result, stockholders should not rely on the estimated per share NAV as being an accurate measure of the then-current value of shares of our common stock in making a decision to buy or sell shares of our common stock, including whether to reinvest distributions by participating in the Plan and whether to request redemption under our share redemption program.

2. The disclosure beginning on page 8 of the Prospectus under the caption “Tax Considerations” is hereby deleted in its entirety and replaced with the following:

12. What are some of the material U.S. federal income tax consequences for participants in the Plan?

We urge you to consult your tax advisor regarding the specific tax consequences to you in connection with your participation in the Plan, including without limitation, your tax basis and holding period for our common stock acquired under the Plan, the character, amount and tax treatment of any gain or loss realized on the disposition of common stock and potential changes in the applicable law. The following is a brief summary of the material federal income tax considerations applicable to the Plan, is for general information only, does not purport to address all U.S. federal income tax consequences that may be material to a particular participant in the Plan, and is not legal or tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to you, as a prospective stockholder, in light of your personal circumstances, nor does it deal with particular types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, non-U.S. individuals and foreign corporations, U.S. expatriates, persons who mark-to-market our common stock, subchapter S corporations, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, regulated investment companies and REITs, trusts and estates, holders who receive our common stock through the exercise of employee stock options or otherwise as compensation, persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, persons subject to the alternative minimum tax provisions of the Code, and persons holding our common stock through a partnership or similar pass-through entity. This summary assumes that stockholders hold shares as capital assets for federal income tax purposes, which generally means property held for investment. The statements in this section are based on the current federal income tax laws. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

As used herein, the term “U.S. stockholder” means a holder of our common stock that for United States federal income tax purposes is a citizen or resident of the United States, a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia, an estate whose income is subject to federal income taxation regardless of its source, or any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock and participate in the Plan, you should consult your tax advisor regarding the consequences of participation in the Plan and the ownership and disposition of our common stock by the partnership.

For federal income tax purposes, if you elect to reinvest the cash dividends paid on our stock through the Plan, you will nevertheless be treated as if you received a distribution with respect to your shares, or a Deemed Distribution. The following discussion of the U.S. federal tax treatment of distributions on our common stock also applies to Deemed Distributions you are treated as receiving through your participation in the Plan, and the following discussion of the U.S. federal tax treatment on the disposition of our common stock also applies to the disposition of common stock you receive from the Plan.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions, including Deemed Distributions, made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends, including Deemed Distributions, paid to a U.S. stockholder generally will not qualify for the favorable tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is currently 20%. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 39.6%. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends, including Deemed Distributions, generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends, including Deemed

Distributions, will be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations, such as a taxable REIT subsidiary, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income in a particular year). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

A U.S. stockholder generally will take into account as long-term capital gain any distributions, including Deemed Distributions, that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

With respect to distributions, including Deemed Distributions, that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates, currently at a 20% rate (or a 25% rate to the extent attributable to the recapture of certain depreciation deductions). Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back for up to three years and forward for up to five years.

The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is currently 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property.

Certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will also be required to pay a 3.8% Medicare tax on dividends, interest and certain other investment income, including capital gains from the sale or other disposition of our common stock.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to stockholders, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution, including a Deemed Distribution, in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of such stock, but not below zero. To the extent that the adjusted basis of the stock is reduced to zero, the remaining amount of the distribution, if any, will then be treated as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, provided that the shares are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of a 4% excise tax that may be imposed on us if our annual distributions are less than the prescribed percentages of our ordinary and capital gain income for the year. Moreover, any “deficiency distribution” will be treated as an ordinary or capital gain distribution, as the case may be, regardless of our earnings and profits. As a result, stockholders may be required to treat as taxable some distributions that would otherwise result in a tax-free return of capital.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us, including a Deemed Distribution, and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions, including a Deemed Distribution, from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the limitations on the deductibility of investment interest expense. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year which constitute ordinary income, return of capital and capital gain.

Your tax basis in your common stock acquired under the Plan will generally equal the total amount of distributions you are treated as receiving, as described above. Your holding period for common stock acquired under the Plan generally begins on the day following the date on which the common stock is credited to your account.

13A. What are the tax consequences of dispositions of shares acquired from the Plan?

When you withdraw shares from the Plan, you generally will not realize any taxable income. You may recognize a gain or loss upon your disposition of common stock that you receive from the Plan. A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock received pursuant to the Plan as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis in the shares of common stock surrendered. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of U.S. Department of the Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the Internal Revenue Service, or IRS. These regulations, though directed towards “tax shelters,” are broadly written and could apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

13B. How could the Foreign Account Tax Compliance Act affect you?

The Foreign Account Tax Compliance Act (“FATCA”), provides that a 30% withholding tax will be imposed on certain payments (including distributions as well as gross proceeds from sales of stock giving rise to such distributions) made to a foreign entity if such entity fails to satisfy certain new disclosure and reporting rules. FATCA generally requires that (i) in the case of a foreign financial institution (defined broadly to include a bank, certain insurance companies, a hedge fund, a private equity fund, a mutual fund, a securitization vehicle or other investment vehicle), the entity identifies and provides information in respect of financial accounts with such entity held (directly or indirectly) by U.S. persons and U.S.-owned foreign entities and (ii) in the case of a non-financial foreign entity, the entity identifies and provides information in respect of substantial U.S. owners of such entity.

The IRS has released guidance generally providing that FATCA withholding on gross proceeds and on pass-through payments will not be imposed with respect to payments made prior to January 1, 2017. The United States has signed intergovernmental agreements with certain other countries to implement the exchange of information required under FATCA. Investors participating in the Plan through an account maintained at a non-U.S. financial institution are strongly encouraged to consult with their tax advisors regarding the potential application and impact of FATCA and any intergovernmental agreement between the United States and their home jurisdiction in connection with FATCA compliance.

14. How are backup withholding and information reporting provisions applied to you?

We or the reinvestment agent may be required to deduct “backup withholding” from dividends that we pay to any stockholders regardless of whether the dividends are reinvested pursuant to the Plan, in which case only the net amount of the distribution, after deduction for any such withholding, will be reinvested under the Plan. Similarly, the reinvestment agent may be required to deduct backup withholding from all proceeds of sales of common stock held in your account.
Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate, currently of 28%, unless the stockholder (i) is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.
Backup withholding will generally not apply to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.